Exhibit no. 4.(a).46

The State of Israel
Ministry of Communications

General License for Partner Communications Ltd. for the Provision of
Mobile Radio Telephone (MRT) Services using the Cellular Method

Amendment No. 33

By virtue of the powers of the Minister of Communications under Article 4 (e) of the Communications Law (Telecommunications and Broadcasts), 5742-1982, that have been delegated to us, by all our other powers under any law and after having given Partner Communications Company Ltd. (hereinafter- “Partner”) the opportunity to present their arguments regarding this matter, we hereby amend the General License for the provision of mobile radio telephone services using the cellular method granted to Partner on 7 April 1998, as follows:

Amendment of Article 67

1.	Instead of Article 67.4 shall come:

”67.4	(a)	Without derogating from all other provisions of the License regarding the manner in which the Subscriber’s bill shall be set out and the method of billing, the Licensee shall act in accordance with the Israeli Standard 5262, that concerns the credibility of the charge and full disclosure in phone bills (hereinafter in this article – “the Standard”).

(b)	Sub-section (a) constitutes a “service condition”, in regard to Article 37B (a)(1) of the Law.

(c)	Despite the aforesaid in sub-section (a)-

(1)	With regard to the provisions of section 2.2.2 of the Standard, the rounding of numbers method shall be implemented in accordance with the following:

((a))	An amount in a bill will be rounded to the nearest number that ends with two digits after the decimal point of the Shekel, and an amount that ends with five tenths of an Agora (three digits after the decimal point), shall be rounded up.

((b))	An amount for payment of a single call shall be rounded to the nearest amount that ends with three digits after the decimal point of the Shekel, and an amount that ends with five hundreths of an Agora (four digits after the decimal point), shall be rounded up.

(2)	The Licensee may present any amount included in the bill in a more detailed manner than required in accordance with the provisions of section 2.2.2 of the Standard, as long as the rounding of numbers method applies as set forth in subsection (c)(1) above.

(3)	The price of a phone call (voice) that includes a Variable Tariff, shall be presented in a bill to a subscriber as the average price per minute, that shall be calculated in accordance with the amount for payment for that call, divided by the total sum of minutes of the call.

In this section, “Variable Tariff”- a tariff that changes during the course of the call based on different parameters, for example, a tariff that is reduced based on the higher the usage or a variable tariff as a result of changing from “peak time”to “off peak time” during the course of the call or vice versa.

(4)	In addition to the provisions at the end of section 2.2.4 of the Standard regarding the Basket of Services, the bill shall include a detailed list of the services that are included in the basket as well as the total tariff to be paid for the basket.

In this section, “Basket of Services”-a number of services that are marketed to a subscriber as a package in exchange for an all inclusive tariff (and without detailing the payment for each individual service).

(d)	(1)	Chapter B of the Standard regarding full disclosure in phone bills shall become effective no later than Friday, 18 Tishrei 5766 (14.10.2005).

(2)	Chapter C of the Standard regarding the credibility of the charge shall become effective no later than Sunday, 15 Tevet 5766 (14.1.2006).”

7 Tamuz 5765
14 July 2005

(sgd) —————————————— Haim Giron, Adv. Senior Deputy Director-General, Engineering and Licensing	(sgd) —————————————— Avi Balashnikov Director General